

March 8, 2013

Via E-mail
Ms. Sarah Berel-Harrop
Chief Financial Officer
Duma Energy Corp.
800 Gessner, Suite 200
Houston, Texas 77024

> **Re:** **Duma Energy Corp.**
> **Form 10-K for the Fiscal Year ended July 31, 2012**
> **Filed November 13, 2012**
> **Form 10-Q for the Fiscal Quarter ended October 31, 2012**
> **Filed December 24, 2012**
> **Response Letters dated February 14, 2013 and February 19, 2013**
> **File No. 000-53313**

Dear Ms. Berel-Harrop:

We have reviewed your filings and response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended July 31, 2012

Financial Statements

Note 2 – Acquisitions, page 39

1.   We note your response to prior comment 2. Referencing your response letter dated February 19, 2013, specify for us the persons or entities owning the 71.2% equity interest of Duma in your ownership table. Per disclosure on page 73 of your Form 10-K, it appears that your CEO - Mr. Jeremy Driver and the Watts family, which consists of Mr. Driver's father in law and his children, one of which is Mr. Driver's wife, together own

more than 50% of Duma voting securities. As you may know, there is generally a presumption of control when a group of immediate family members holds more than 50% of the voting securities of an entity. In other words, there is a presumption that although written voting agreements may not exist, immediate family members would vote in concert with one another. Therefore, please clarify your view if there is evidence contrary to these presumptions indicating SPE and Duma were under common control.

Form 10-Q for the Fiscal Quarter ended October 31, 2012

Financial Statements

Note 2 – Acquisitions, page 8

2.   We note your response to prior comment 3. You concluded that NEI and Duma were under common control and accordingly you recorded the NEI asset at its carrying value. You further concluded that the $37.2 million excess value of the 24.9 million common shares represented a compensatory stock award that was bundled with the NEI asset acquisition and therefore recognized a $37.2 million acquisition related expense.

Clarify for us what services the selling shareholders provided in exchange for the compensation, other than the transfer of NEI shares to Duma, as indicated in your response to prior comment 4. Additionally, your assertion that the shares were bundled with the NEI acquisition as a compensatory stock award, incremental to the NEI acquisition, appears inconsistent with the terms of the Share Exchange Agreement. Per our review of the Agreement attached as Exhibit 10.1 to the Form 8-K filed August 8, 2012, the 24.9 million shares are described as purchase price for the NEI acquisition. Please reconcile this inconsistency.

If the 24.9 million shares represent the purchase price for the NEI acquisition and this transaction is determined to be between entities under common control, it may need to be recorded at carryover basis in accordance with FASB ASC 805-50-30-5, without recognition of incremental expense.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief